UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53127

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/2020** AND ENDING **12/31/2020**

                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Union Capital Company**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6407 E. Grant Rd.

(No. and Street)

Tucson	**AZ**	**85715**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

                  Frank Almada   **520-664-2001**

                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hartgraves Accounting & Consulting, LLC

(Name – *if individual, state last, first, middle name*)

325 N. St. Paul Street, Suite 3100	**Dallas**	**TX**	**75201**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____ **Frank Almada** _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____ **Union Capital Company** _____ , as

of _____ **December 31** _____ , 20 **20** , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:



Claudia A Lopez
Notary Public - Arizona
Pima County
My Comm. Expires
10/25/2021

_____
Notary Public

_____
Signature

President
_____
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Union Capital Company

Financial Statements for the Year Ended
December 31, 2020
and Report of Independent Registered Public Accounting Firm

Union Capital Company

Financial Statements for the Year Ended
December 31, 2020
and Report of Independent Registered Public Accounting Firm

Table of Contents

Hartgraves

Accounting & Consulting, LLC

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Union Capital Company

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Union Capital Company (the "Company") as of December 31, 2020, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation of Requirements Under Rule 15c3-3 (exemption) and Schedule III Information Relating to the Possession or Control Requirements Under Rule 15c3-3, all under the Rules of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental

Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation of Requirements Under Rule 15c3-3 (exemption) and Schedule III Information Relating to the Possession or Control Requirements Under Rule 15c3-3, all under the Rules of the Securities and Exchange Commission are fairly stated, in all material respects, in relation to the financial statements as a whole.

Hartgraves Accounting & Consulting, LLC

This is our initial year as the auditor for the Company.

Dallas, Texas
March 23, 2021

Union Capital Company

Statement of Financial Condition
December 31, 2020

Assets

Cash	$	85,430
Clearing deposit		35,000
Commissions receivable		117,846
Due from employees		33,365
Deposits		780
Total assets	$	272,421

Liabilities and Stockholder's Equity

Liabilities:

Accounts payable and accrued expenses	$	26,915
Commissions payable		110,302
Due to Parent		14,375
Total liabilities		151,592

Stockholder's equity:

Common stock, no par value, 2,000,000 shares authorized, 1,308,941 shares issued and outstanding	$	458,624
Accumulated deficit		(337,795)
Total stockholder's equity		120,829
Total liabilities and stockholder's equity	$	272,421

The accompanying notes are an integral part of these financial statements.

Union Capital Company

Statement of Operations
For the Year Ended December 31, 2020

Revenues:		
Commissions	$	1,897,073
Investment advisory fees		977,025
Distribution fees		85,999
Alternative investment fees		71,793
Interest income		140
Other income		20,073
Total revenues		3,052,103
Expenses:		
Commissions		1,954,125
Compensation and benefits		469,229
Floor brokerage and clearing costs		100,323
Travel and entertainment		78,426
Regulatory fees		50,076
Technology and communications		43,584
Professional fees		43,459
Insurance		31,768
Marketing		29,472
Occupancy		20,762
Other operating expenses		72,089
Total expenses		2,893,313
Net income before income tax provision		158,790
Provision for income taxes		(14,375)
Net income	$	144,415

The accompanying notes are an integral part of these financial statements.

Union Capital Company

Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2020

	Common Stock		Accumulated deficit	Total
	Shares	Amount		
Balance, January 1	1,308,941	$ 458,624	$ (382,210)	$ 76,414
Net income			144,415	144,415
Distributions to stockholders		(100,000)		(100,000)
Balance, December 31	1,308,941	$ 358,624	$ (237,795)	$ 120,829

The accompanying notes are an integral part of these financial statements.

Union Capital Company

Statement of Cash Flows
For the Year Ended December 31, 2020

Cash Flows from Operating Activities:		
Net income	$	144,415
Adjustments to reconcile net income to net cash provided		
by operating activities:		
(Increase) decrease in assets:		
Commissions receivable		5,918
Due from employees		(13,650)
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses		(15,194)
Commissions payable		(15,552)
Due to Parent		14,375
Net cash provided by operating activities		120,312
Cash Flows from Financing Activity:		
Distributions to stockholders		(100,000)
Net cash used in financing activity		(100,000)
Net increase in cash		20,312
Cash at beginning of year		65,118
Cash at end of year	$	85,430
Interest paid (received)		(140)
Taxes paid (received)		14,375

The accompanying notes are an integral part of these financial statements.

6

Union Capital Company

Notes to Financial Statements
December 31, 2020

Note 1 - Summary of Significant Accounting Policies

<u>Nature of Business</u>

Union Capital Company (Company), an Arizona corporation, began operations in December 1999 as Inversionista Online.com, Inc. and became a registered securities broker-dealer during 2001. The name was changed to Union Capital Company during 2002. The Company operates a business whereby customers transactions are cleared through another broker-dealer on a fully disclosed basis in accordance with the exemption under rule 15c3-3(k)(2)(ii) of the Securities and Exchange Commission.

The Company provides securities brokerage, sales of mutual funds, variable annuities and certain limited partnership interests and investment advisory services to retail and institutional customers.

As is typical in the industry, the Company engages in activities with various financial institutions and brokers. In the event these counter parties do not fulfill their obligations, the Company may be exposed to risks.

The Company is a wholly owned subsidiary of Union Capital Holdings Corp. ("the Parent").

<u>Cash and Cash Equivalents</u>

For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. At December 31, 2020, the Company had no uninsured cash balances.

<u>Estimates</u>

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Union Capital Company

Notes to Financial Statements
December 31, 2020

Note 1 - Summary of Significant Accounting Policies (continued)

Property and equipment

Property and equipment are recorded at cost. Repair and maintenance costs are charged to operations as incurred. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any gains or losses are included in operations. Depreciation of property and equipment is provided utilizing the straight-line method over the estimated useful lives of the related assets.

Income Taxes

The Company is included in the consolidated tax return filed by Union Capital Holdings Corp. Income taxes are calculated as if the Company filed on a separate basis, and the amount of current tax or refund receivable is either remitted to or received from Union Capital Holdings Corp.

The Company evaluates all significant tax positions as required by accounting principles generally accepted in the United States of America. As of December 31, 2020, the Company does not believe that it has taken any positions that would require the recording of any additional tax liability nor does it believe that there are any unrealized tax benefits that would either increase or decrease within the next year. It is the Company's policy to recognize any interest and penalties in the provision for taxes. The federal and state income tax returns of the Company for 2019, 2018 and 2017 are subject to examination by the IRS and state taxing authorities, generally for 3 years after they were filed.

Revenue from Contracts with Customers

The company recognizes revenue from contracts with customers pursuant to ASU 2014-09 *Revenue from Contracts with Customers* and all subsequent amendments to the ASU (collectively, "ASC 606"). ASC 606 created a single framework for recognizing revenue from contracts with customers that fall within its scope. Under ASC 606 revenue is recognized upon satisfaction of performance obligations by transferring control over goods or service to a customer.

The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Union Capital Company

Notes to Financial Statements
December 31, 2020

Note 1 - Summary of Significant Accounting Policies (continued)

Revenue from Contracts with Customers (continued)

Commissions
The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Investment advisory fees
The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Distribution fees
The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Union Capital Company

Notes to Financial Statements
December 31, 2020

Note 2 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1.

At December 31, 2020, the Company had net capital of $86,684 which was $76,578 in excess of its minimum net capital requirement and its ratio of aggregate indebtedness to net capital was 1.75 to 1.

Note 3 - Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's Clearing Broker extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. As a result of guaranteeing customer margin balances carried by the Clearing Broker, the Company may be exposed to off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses the customer may incur. At December 31, 2020, margin accounts guaranteed by the Company were not material.

The Company is also exposed to off-balance sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally three business days. If the customer fails to satisfy its contractual obligations to the Clearing Broker, the Company may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. Settlement of these transactions is not expected to have a material effect on the Company's financial position.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and the Clearing Broker's guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers to deposit additional collateral, or to reduce positions, when necessary.

The Company maintains cash and other deposits with banks and brokers, and, at times, such deposits exceed applicable insurance limits. The Company reduces its exposure to credit risk by maintaining such deposits with high quality financial institutions.

Union Capital Company

Notes to Financial Statements
December 31, 2020

Note 4 – Due from Employees

As of December 31, 2020, the Company was owed $33,365 for advances from employees. The advances are due on demand and are unsecured.

Note 5 - Income Tax

The Company files a consolidated income tax return with its parent. Income taxes are charged by the Company based on the amount of income taxes the parent would have paid had it filed its own income tax return. In accordance with FASB ASC Topic 740, "Accounting for income Taxes," allocation of the consolidated income tax expense is necessary when separate financial statements are prepared for the affiliates. As a result, the Company uses a method that allocates current and deferred taxes to the members of the consolidated group by applying the liability method to each member as if it were a separate taxpayer.

The components of income tax expense are as follows:

	Current	Deferred	Total
Federal	$ 46,722	$ (35,066)	$11,656
State and local	10,902	(8,183)	2,719
Total	$ 57,624	$ (43,249)	$ 14,375

Differences between income tax expense for the year and the amount of income tax expense that would result from applying statutory rates to pretax income were attributed to a net operating loss carryforward and non-deductible expenses.

As a result of the allocation methodology described above the Company had $14,375 for income taxes due to the Parent as of December 31, 2020.

Note 6 – Operating Lease

The Company leases office space on a month-to month basis. Rent expense was $18,850 for the year ended December 31, 2020.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with short-term leases on a straight-line basis over the lease term.

Union Capital Company

Schedule I
Computation Of Net Capital Under Rule 15c3-1 of the
Securities Exchange Commission
December 31, 2020

Total Stockholder's equity qualified for net capital	$	120,829
Deductions and/or charges:		
Non-allowable assets:		
Due from employees		33,365
Deposits		780
Net capital before haircuts on securities positions		86,684
Haircuts on securities positions		-
Net capital	$	86,684
Aggregate indebtedness:		
Accounts payable and accrued expenses	$	26,915
Commissions payable		110,302
Due to Parent		14,375
Total aggregate indebtedness	$	151,592
Computation of basic net capital requirement:		
Minimum net capital required, the greater of 6 2/3% of		
total aggregate indebtedness or $5,000		10,106
Excess net capital	$	76,578
Excess net capital on the greater of 10% of aggregate		
indebtedness or 120% of minimum net capital requirement	$	71,525
Percentage of aggregate indebtedness to net capital		174.88%

Reconciliation with the Company's Computation of Net Capital (included in Part IIA of Form X-17a-5 as of December 31, 2020

Net capital, as reported in the Company's Part IIA (unaudited) FOCUS report	$	101,059
Adjustment to accrue amounts owed to Parent		(14,375)
Net Capital as reported in the preceding calculation	$	86,684

12

Union Capital Company

Schedules II & III
December 31, 2020

Schedule II

Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities Exchange Commission

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the rule and is considered a "Non-Covered Firm" by relying on Footnote 74 to SEC Release 34-70073.

Schedule III

Information Relating to the Possession or Control Requirements under Rule 15c3-3 of the Securities Exchange Commission

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the rule and is considered a "Non-Covered Firm" by relying on Footnote 74 to SEC Release 34-70073.

PLACEHOLDER FOR ACCOUNTANT'S REPORT ON EXEMPTION

Hartgraves
Accounting & Consulting, LLC

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Union Capital Company

We have reviewed management's statements, included in the accompanying Exemption Report, in which Union Capital Company (the Company) stated that:

1. The Company identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: Paragraph (k)(2)(ii) (the exemption provisions), and the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception;
2. The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to acting as a mutual fund retailer, acting as a broker or dealer selling variable life insurance or annuities, solicitor of time deposits in a financial institution, providing investment advisory services, acting as a broker or dealer selling tax shelters or limited partnerships in primary distributions and acting as a broker or dealer selling interests in mortgages or other receivables; and
3. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription-way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3), throughout the most recent fiscal year without exception.

The Company's management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions and that the Company's other business activities were limited to acting as a mutual fund retailer, acting as a broker or dealer selling variable life insurance or annuities, solicitor of time deposits in a financial institution, providing investment advisory services, acting as a broker or dealer selling tax shelters or limited partnerships in primary distributions and acting as a broker or dealer selling interests in mortgages or other receivables and (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription-way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in 17 C.F.R. § 240.15c3-3 and 17 C.F.R. § 240.17a-5.

Hartgraves Accounting & Consulting, LLC

Dallas, TX
March 23, 2021

325 N. St. Paul Street, Suite 3100
Dallas, TX 75201
www.hartgravesllc.com
(214) 738-1998
admin@hartgravesllc.com

Union Capital Company Exemption Report

Union Capital Company (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

(3) The Company is considered "Non-Covered Firm" exempt from 17 C.F.R. §240.15c3-3 and is filing an Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to: (1) acting as a mutual fund retailer (2) acting as a broker or dealer selling variable life insurance or annuities (3) solicitor of time deposits in a financial institution (4) providing investment advisory services (5) acting as a broker or dealer selling tax shelters or limited partnerships in primary distributions (6) acting as a broker or dealer selling interests in mortgages or other receivables.

(4) The Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

I, Frank Almada, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

Regards,



CEO

Date of Report: February 9, 2021